Exhibit 4.9
FIFTH AMENDMENT TO
THE SCOTTS COMPANY
EXECUTIVE RETIREMENT PLAN
     WHEREAS, The Scotts Company (“Scotts”) previously adopted The Scotts Company Incentive Pay Deferral Plan, subsequently amended and restated effective January 1, 1999 as The Scotts Company Executive Retirement Plan (the “Plan”); and
     WHEREAS, on March 18, 2005 (the “Effective Time”), Scotts consummated the restructuring of Scotts’ corporate structure into a holding company structure by merging Scotts into a wholly-owned second-tier Ohio limited liability company subsidiary, The Scotts Company LLC (the “Company”), pursuant to the Agreement and Plan of Merger, dated as of December 13, 2004 (the “Merger Agreement”), by and among Scotts, The Scotts Miracle-Gro Company (“Scotts Miracle-Gro”) and the Company; and
     WHEREAS, in connection with and as a result of the merger of Scotts into the Company, the Company assumed, as of the Effective Time, the Plan and all obligations and liabilities of Scotts thereunder; and
     WHEREAS, Section XI of the Plan provides that the Administrative Committee for the Plan may amend, modify or terminate the Plan;
     NOW, THEREFORE, effective as of March 18, 2005, the Plan is amended as follows to reflect the Company’s assumption of the Plan:
     1. The title of the Plan is amended to be “The Scotts Company LLC Executive Retirement Plan.”
     2. Section I of the Plan is amended and restated to read, in its entirety, as follows: The Scotts Company LLC Executive Retirement Plan provides Eligible Employees with the opportunity to defer bonuses (under the Executive Annual Incentive Plan) and compensation, and supplements the benefits of Eligible Employees under The Scotts Company LLC Retirement Savings Plan. The benefits under the Plan are to be provided from the Plan on an unfunded basis. It is intended that the Plan be exempt from the funding, participation, vesting and fiduciary provisions of Title I of ERISA.
     3. The definition of “Administrative Committee” contained in Section II of the Plan is amended and restated to read, in its entirety, as follows: “Administrative Committee” means (a) the administrative committee appointed to administer the tax qualified retirement plans which are also sponsored by the Employer or (b) any person or entity to which the Administrative Committee delegates any of the administrative or ministerial duties assigned to it in this Plan.
     4. The definition of “Board” contained in Section II of the Plan is deleted in its entirety.
     5. The definition of “Company Stock Fund” contained in Section II of the Plan is amended and restated to read, in its entirety, as follows: “Company Stock Fund” means a fund consisting of common shares of The Scotts Miracle-Gro Company and cash or cash equivalents needed to meet obligations of such fund or for the purchase of common shares of The Scotts Miracle-Gro Company.
     6. The definition of “Employer” contained in Section II of the Plan is amended and restated to read, in its entirety, as follows: “Employer” means The Scotts Company LLC and affiliates of The Scotts Company LLC.

     7. The definition of “Plan” contained in Section II of the Plan is amended and restated to read, in its entirety, as follows: “Plan” means The Scotts Company LLC Executive Retirement Plan, as reflected in this document, as the same may be amended from time to time after the Effective Date.
     8. The definition of “Qualified Plan” contained in Section II of the Plan is amended and restated to read, in its entirety, as follows: “Qualified Plan” means The Scotts Company LLC Retirement Savings Plan and any amendments made thereto.
     9. Section V, Part B – Method of Distribution is amended and restated to read, in its entirety, as follows:
Amounts credited to a Participant’s Account shall be distributed to the Participant either in a single lump sum payment or in substantially equal annual installments over a period less than ten (10) years. To the extent that an Account is distributed in installment payments, the undisbursed portions of such Account shall continue to be credited with Additions in accordance with the applicable provisions of Section IV.H. In addition, if, as of any business day after the date described in Section V.A., the amount allocated to a Participant’s Account is less than $5,000, the Administrative Committee shall pay such amount to the Participant and reduce the balance of his Account to zero. The method of distribution shall be elected by the Participant in the Executive Incentive Pay Deferral Election and Compensation Deferral Election delivered to the Administrative Committee at the time the applicable deferral election is made. Distributions of amounts credited to Investment Funds other than the Company Stock Fund shall be made in cash. Distributions of amounts credited to the Company Stock Fund shall be distributed in the greatest whole number of common shares of The Scotts Miracle-Gro Company which can be distributed based on the amount credited to the Company Stock Fund (after any applicable withholding), plus cash for any fractional share.
     IN WITNESS WHEREOF, the Administrative Committee, acting on behalf of the Company, has caused this Amendment to be executed on this 6th day of May, 2005, to be effective as of March 18, 2005.

THE SCOTTS COMPANY LLC

By:	/s/ Christopher L. Nagel

Print Name: Christopher L. Nagel

Title: Member of the Administrative Committee

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